Filed Pursuant to Rule 424(b)(3)
Registration No. 333-152760

UNITED DEVELOPMENT FUNDING IV

SUPPLEMENT NO. 3 DATED OCTOBER 19, 2012
TO THE PROSPECTUS DATED APRIL 27, 2012

This document supplements, and should be read in conjunction with, our prospectus dated April 27, 2012 relating to our offering of 35,000,000 common shares of beneficial interest, as supplemented by Supplement No. 1 dated May 22, 2012 and Supplement No. 2 dated August 22, 2012. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the filing of a registration statement for our follow-on offering, the extension of this offering and the status of this offering;
•	our declaration of distributions; and
•	that after November 17, 2017, we will no longer reinvest the principal repayments received by us on loans to create or invest in new loans.

Filing of Registration Statement for Follow-on Public Offering,
Extension of this Public Offering and Status of this Offering

On October 19, 2012, we filed a Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the Securities Act), to register a maximum of $400,000,000 of our common shares of beneficial interest to be offered to the public on a best efforts basis pursuant to a proposed follow-on public offering and a maximum of $200,000,000 of additional shares pursuant to our distribution reinvestment plan. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we are extending our current public offering until the earlier of the effective date of the registration statement for the proposed follow-on public offering or May 13, 2013, the date that is 180 days after the third anniversary of the effective date of our current public offering.

The third paragraph of the cover page of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The shares are being offered to investors on a reasonable best efforts basis, which means the dealer manager will use its reasonable best efforts to sell the shares offered hereby but is not required to sell any specific number or dollar amount of shares and does not have a firm commitment or obligation to purchase any of the offered shares. No selling commissions or dealer manager fees will be paid with respect to shares sold pursuant to our distribution reinvestment plan. We expect that at least 84.47% of the gross offering proceeds raised will be available for investment in secured loans and other real estate assets. This offering will terminate on or before May 13, 2013 or the date on which the maximum offering amount has been sold.

The second paragraph of the “Prospectus Summary — United Development Funding IV” section on page 4 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We commenced our initial public offering of common shares of beneficial interest on November 12, 2009. As of October 16, 2012, we had accepted subscriptions and issued an aggregate of 15,294,378 common shares of beneficial interest, consisting of 14,879,603 shares that have been issued in exchange for gross proceeds of approximately $296.6 million and another 414,775 shares issued in accordance with our distribution reinvestment plan for gross proceeds of approximately $8.3 million. As of October 16, 2012, 19,705,662 shares remained available for sale to the public pursuant to our offering. We will sell our common shares of beneficial interest in our offering until the earlier of May 13, 2013 or the date on which the maximum offering amount has been sold.

The second paragraph of the “Prospectus Summary — Terms of the Offering” section beginning on page 5 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We will offer shares until the earlier of May 13, 2013 or the date we sell the maximum amount of shares in our offering; provided, however, that our board of trustees may terminate this offering at any time. This offering must be registered, or exempt from registration, in every state in which we offer or sell shares. Generally, such registrations are effective for one year. Therefore, we may have to stop selling shares in any state in which the registration is not renewed annually.

The “Prospectus Summary — Distribution Reinvestment Plan” section beginning on page 20 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Pursuant to our distribution reinvestment plan, you may have the distributions you receive from us reinvested in additional common shares of beneficial interest. The purchase price per share under our distribution reinvestment plan will be $20.00 per share until the earliest to occur of: (1) the issuance of all shares reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination that the number of our shares traded in a secondary market is more than a de minimis amount. No sales commissions will be paid with respect to shares sold under our distribution reinvestment plan. If you participate in the distribution reinvestment plan, you will not receive the cash from your distributions, other than from special distributions that are designated by our board of trustees. As a result, you may have a tax liability with respect to your share of our taxable income, but you will not receive cash distributions to pay such liability. We may terminate the distribution reinvestment plan at any time. Additionally, we will be required to discontinue sales of shares under the distribution reinvestment plan on the earlier of (i) May 13, 2013, or (ii) the date we sell all of the shares allocated for sale under the distribution reinvestment plan, unless we reallocate shares from our primary offering to our distribution reinvestment plan or register additional shares with the Securities and Exchange Commission and applicable states. For further explanation of our distribution reinvestment plan, see “Summary of Distribution Reinvestment Plan.” A complete copy of our distribution reinvestment plan is included as Exhibit C to the prospectus.

The first paragraph of the “Summary of Distribution Reinvestment Plan — Investment of Distributions” section beginning on page 145 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Our distribution reinvestment plan allows our shareholders and, subject to certain conditions set forth in the plan, any shareholder or partner of any other publicly offered limited partnership, real estate investment trust or other United Development Funding-sponsored real estate program, to elect to purchase our common shares with our distributions or distributions from such other programs. We are offering 10,000,000 shares for sale pursuant to our distribution reinvestment plan at $20.00 per share until the earliest to occur of: (1) the issuance of all shares authorized and reserved for issuance pursuant to the distribution reinvestment plan; (2) the termination of this offering (which is anticipated to be May 13, 2013) and any subsequent offering of distribution reinvestment plan shares pursuant to an effective registration statement; or (3) the determination by our board of trustees that the number of our shares traded in a secondary market is more than a de minimis amount. If shares authorized and reserved for issuance pursuant to the distribution reinvestment plan remain available for issuance, shares are being offered to the public pursuant to this offering or a subsequent offering, and our shares are being traded in a secondary market and the amount of such shares traded is more than a de minimis amount, we will invest distributions in shares at a price equal to the most recent per share price at which our shares were traded in the secondary market prior to the close of business on the last business day prior to the date of the distribution.

The second paragraph of the “Plan of Distribution — The Offering” section on page 187 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The offering of our shares is expected to terminate on or before May 13, 2013; provided, however, that our board of trustees may terminate this offering at any time. Unless an exemption from a state’s registration requirements is available, this offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which the registration is not renewed prior to its expiration.

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section beginning on page 12 of the prospectus and the “Description of Shares — Distribution Policy and Distributions” section beginning on page 157 of the prospectus:

Our board of directors authorized a daily distribution to our shareholders of record as of the close of business on each day of the period commencing on October 1, 2012 and ending on December 31, 2012. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0044932 per day per common share of beneficial interest, which is equal to an annualized distribution rate of 8.2%, assuming a purchase price of $20.00 per share. These distributions will be aggregated and paid monthly in arrears. Distributions for shareholders participating in our distribution reinvestment plan will be reinvested into our shares on the payment date of each distribution. The distributions declared for each record date will be paid only from legally available funds.

In addition, on October 10, 2012, our board of trustees authorized a special distribution to our shareholders of record as of the close of business on December 14, 2012. This special distribution will be paid pro rata over all common shares of beneficial interest outstanding as of December 14, 2012 in an amount equal to $0.05 per common share of beneficial interest. This special distribution will be paid in February 2013.

Limitation on Reinvestments in New Loans After November 17, 2017

The thirteenth paragraph of the “Investment Objectives and Criteria — Acquisition and Investment Policies — Types of Investments” section beginning on page 73 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

We expect that a significant portion of our income will be in the form of interest payments to us in respect of secured loans. Through November 17, 2017, we intend to reinvest the principal repayments we receive on loans to create or invest in new loans. Following November 17, 2017, we will not reinvest such proceeds in order to provide our shareholders with increased distributions and provide increased cash flow from which we may repurchase shares from shareholders wishing to sell their shares.

The twelfth paragraph of the “Description of Shares — Share Redemption Program” section beginning on page 162 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

Through November 17, 2017, we intend to reinvest the principal repayments we receive on loans to create or invest in new loans. Following November 17, 2017, we will not reinvest such proceeds in order to provide our shareholders with increased distributions and provide increased cash flow from which we may repurchase shares from shareholders wishing to sell their shares (subject to all applicable regulatory requirements and restrictions). We currently intend to redeem shares at that time for a purchase price equal to or less than the then-current net asset value of our shares as determined by our board of trustees in its sole discretion.